SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 15, 2003

ING Groep N.V.

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)  The Press Release issued on May 15, 2003.

Amsterdam, 15 May 2003

ING first quarter 2003 results

•	Organically: income +4.2%, expenses –1.6%, operating net profit +3.3%

•	Operating net profit EUR 902 million (–3.1%)

•	Net profit EUR 167 million, per share EUR 0.08

•	Banking operating net profit up 14%, insurance –13% from first quarter 2002

Chairman’s statement

“In the first quarter of 2003 ING successfully managed to increase revenues and reduce costs, organically. Excluding the negative revaluation reserve on shares of EUR 735 million this resulted in a net profit of EUR 902 million. Should the stock markets show a further recovery in the course of 2003, the revaluation reserve may become positive again, offsetting a potential negative effect on the full-year result 2003. ING continues to adapt its business to the current reality of a sluggish economic environment”, said Ewald Kist, chairman of the Executive Board. “This means that our top priorities continue to be the strengthening of the capital base and the lowering of the cost base. Furthermore, we will continue to invest in profitable growth, as is shown for example by the launch of ING Direct in the United Kingdom earlier this week.”

Outlook 2003

In view of the current economic uncertainties, the Executive Board will not make a forecast for ING’s 2003 full year results. The Executive Board remains convinced that ING Group has a solid base in core markets, is well-positioned in growth markets, will continue to exploit its many synergy opportunities successfully and is adequately responding to today’s difficult market conditions.

To enable a clear perspective on the business performance, all figures given in this press release following the paragraph Group net profit are exclusive of realised capital gains on shares in the first quarter 2002 and the negative revaluation reserve shares in the first quarter 2003.

All comparable figures in this press release relate to first quarter 2003 versus first quarter 2002, unless indicated otherwise.

See the 2003 first quarter results analyst presentation at www.ing.com/group for additional information.

Press conference call 15 May 2003 at 10 a.m. CET. Press presentation available at www.ing.com/group, press room at 9 a.m. CET.	Analyst conference call 16 May 2003, 3.30 p.m. CET Analyst presentation available at 9 a.m. CET via www.ing.com. Listen-in mode only:
Listen-in mode only: - The Netherlands: + 31 45 631 6902 - United Kingdom: + 44 208 901 6901	- The Netherlands: + 31 45 631 6902 - United Kingdom: + 44 208 400 6302 - North America: + 1 416 646 3097

Media relations: +31 20 541 5446	Investor relations: +31 20 541 5462	Internet: www.ing.com/group

Table 1. Key profit and loss figures ING Group

	Q1	Q1%		% organic	Q4%
in EUR x million	2002	2003	change	change	2002	change

Operating net profit
- insurance operations	582	504	–13.4	–7.2	675	–25.3
- banking operations	349	398	14.0	19.7	45	n.a.

Group operating net profit	931	902	–3.1	3.3	720	25.3
Capital gains/negative revaluation reserve shares	+205	–735			+205

Net profit	1,136	167	–85.3		925
Total operating income	20,174	18,227	–9.7	4.2	18,145	0.5
- insurance operations	17,297	15,347	–11.3	4.5	15,597	–1.6
- banking operations	2,899	2,891	–0.3	2.6	2,554	13.2
Total operating expenses	3,432	3,159	–8.0	–1.6	3,118	1.3
- insurance operations	1,379	1,189	–13.8	–1.5	1,185	0.3
- banking operations	2,053	1,970	–4.0	–1.6	1,933	1.9
in EUR
Operating net profit per share	0.48	0.46	–5.1	1.2
Net profit per share	0.59	0.08	–86%

Group net profit affected by negative revaluation reserve shares

Net profit for the first quarter 2003 amounts to EUR 167 million, 85.3% less than a year ago. To a large extent, the decrease was caused by negative value adjustments of the revaluation reserve shares of EUR 735 million (EUR 613 million in insurance, EUR 122 million in banking). In the first quarter 2002, realised capital gains on shares amounted to EUR 205 million. The negative value adjustments reflect the fact that at 31 March 2003 the market value of the equity investment portfolio was below cost price. Accounting principles require such an unrealised loss to be charged to the profit & loss account. Ultimately, year-end closing prices at 31 December 2003 will determine whether or not the full year result for 2003 will be negatively impacted.

Operating net profit was 3.1% lower at EUR 902 million. The strengthening of the euro against most currencies strongly affected total income and total expenditure. The negative impact on operating net profit was EUR 60 million, including the mitigating effect of the dollar hedge of +EUR 25 million. Organically (excluding currency fluctuations and acquisitions/divestments), operating net profit increased by 3.3%.

The effective tax rate decreased from 24.1% to 19.4%, mainly caused by a deferred tax benefit in the Netherlands.

Insurance results lower in difficult market circumstances

     The operating net profit from insurance operations decreased by 13.4% from EUR 582 million to EUR 504 million. The profit decrease reflects weak stock markets, low interest rates, lacklustre demand due to weak consumer confidence and the stronger euro. In line with management expectations, the result before taxation of the life operations in the US was substantially lower compared to the good first quarter 2002.

     The operating result before taxation from life insurance business decreased from EUR 660 million to EUR 445 million (– 32.6%). Non-life results showed strong growth worldwide. The non-life operating result before taxation rose from EUR 120 million a year ago to EUR 167 million (+39.2%).

Total premiums decreased by 11.2% to EUR 12,550 million, but they increased organically by 5.3%. Organically, total expenses were 1.5% lower, despite a strong increase in pension costs (+EUR 12 million). The strengthening of the euro had a negative impact on the operating net profit from insurance of EUR 41 million.

Banking results are recovering

Operating net profit from the banking operations improved by 14.0% to EUR 398 million compared to a year ago. This figure marks a strong recovery from the EUR 45 million operating net profit in the fourth quarter 2002. The main drivers of the year-on-year increase are a higher interest result and lower expenses. The interest result increased strongly as the interest margin widened 7 basis points to 1.63% and volumes increased. Total expenses were 1.6% lower organically despite higher pension expenses (+EUR 11 million) and the impact of the collective labour agreement in the Netherlands. Risk costs increased by EUR 25 million to EUR 325 million, equal to 54 basis points of average credit risk-weighted assets. This is still high but in line with expectations and a strong improvement on the fourth quarter 2002. Currency fluctuations had a negative impact of EUR 19 million on operating net profit.

The efficiency ratio improved from 71.0% for the full year 2002 to 66.6% in the first quarter 2003 (both excluding ING Direct). The overall (pre-tax) RAROC figure of ING’s banking operations was 18.8%, a strong improvement compared to the full year 2002 (13.2%).

ING Direct made a pre-tax profit of EUR 7 million against a loss of EUR 46 million a year ago.

Asset management under pressure from falling stock markets and stronger euro

The functional operating result before taxation from asset management activities was 41% lower at EUR 67 million. This figure is derived by breaking out the asset management profit contribution from the insurance and banking results.

Assets under management decreased by EUR 16.2 billion (–3.6%) to EUR 432.8 billion compared to year-end 2002. Net inflow was strong at EUR 6.1 billion. Falling stock markets had a negative impact of EUR 11.3 billion. The stronger euro lowered assets under management by EUR 10.9 billion.

The investment performance of ING’s asset management businesses continues to be satisfactory. Compared to peers, 55% of assets under management ended up in the first and second quartile on a 5-year horizon. Twelve ING mutual funds have earned a top, i.e. five star rating from either Lipper of Morningstar rating agency and 60 ING funds have a four star rating.

Balance sheet

Shareholders’ equity amounted to EUR 17.5 billion, end of March 2003, a decrease of 3.9% compared to year-end 2002 (see table 2 on page 4). The negative revaluation of equity and real estate investments was EUR 1.4 billion. Exchange rate fluctuations impacted shareholders’ equity by –EUR 0.2 billion. First quarter operating net profit added EUR 0.9 billion. Shareholders’ equity per share decreased from EUR 9.14 at year-end 2002 to EUR 8.79.

Table 2. Key balance sheet figures ING Group

	Year-end	31 March	%
In EUR x billion	2002	2003	change

Shareholders’ equity	18.3	17.5	–3.9
- insurance operations	10.8	9.9
- banking operations	15.8	16.1
- eliminations*	–8.3	–8.5
Total assets	716.4	732.9	2.3
Operating net return on equity	17.4%	20.4%
- insurance operations	18.6%	19.5%
- banking operations	6.5%	11.7%
Total assets under management	449.0	432.8	–3.6

*     Own shares, subordinated loans, third-party interests, debenture loans and other eliminations.

Key strategic developments

•	The risk of further falls in stock market prices has been limited further by hedging an additional EUR 2 billion of equity investments. This brings the total amount of hedged equity investments to EUR 4 billion, end of March 2003. On 8 May 2003, ING sold 80 million shares ABN AMRO, also reducing the vulnerability to stock market volatility. The gross proceeds of EUR 1.1 billion will be used to reduce the external debt of ING Verzekeringen N.V. (ING Insurance).

•	End of March 2003, the capital base of ING Insurance amounted to EUR 13.7 billion, 158% of the legally required level of EUR 8.7 billion. The tier-1 ratio and the BIS ratio of ING Bank were 7.27% and 10.78% respectively at the end of March 2003.

•	BBL rebranded to ING Belgium on 22 April 2003 after a period of thorough preparations that started in December 2001.

•	ING Direct continued its commercial success in seven countries with first quarter growth of funds entrusted of EUR 14.1 billion (26%) to a total of EUR 69.3 billion. ING Direct welcomed the 6 millionth customer in April 2003. On May 12, ING Direct was launched in the United Kingdom offering the ING Direct Savings Account with a highly competitive interest rate.

•	ING created a Global Pension Steering Committee. The committee will focus on capturing the long-term growth opportunity in the field of pensions for ING’s retirement savings/benefits businesses worldwide. ING currently offers pension products in 30 countries around the globe and is advising several governments on pension reforms. ING wants to accelerate the growth of its pension business by leveraging its expertise and experience, for instance through the export of successful business concepts from one country to others.

•	Life insurance operations in developing markets showed a growth in premium income in local currency of approximately 20% and increased the result before taxation by almost 5% in local currencies.

•	In the US, the integration efforts in 2002 led to a reduction in expenses by 9% organically in the first quarter 2003. ING Netherlands made good progress in achieving optimum synergy and efficiency at the Dutch business units. For the years 2003 to 2005 this will result in a reduction of the workforce by approximately 1,000 – 1,500 full-time equivalents per year. It is expected that this reduction can be realised through attrition.

Geographical breakdown of operating income and operating results

Table 3. Geographical breakdown of operating income

	Insurance		Banking		Total*		%
	operations		operations				change
In EUR x million	2002	2003	2002	2003	2002	2003
	First quarter		First quarter		First quarter
The Netherlands	3,204	3,528	1,277	1,288	4,459	4,805	7.8
Belgium	818	843	495	588	1,313	1,431	9.0
Rest of Europe	520	445	754	671	1,274	1,116	-12.4
North America	10,455	8,426	152	183	10,607	8,609	-18.8
South America	268	168	77	29	345	197	-42.9
Asia	1,376	1,615	118	103	1,494	1,718	15.0
Australia	539	369	24	29	563	398	-29.3
Other	282	107	2	0	284	107	-62.3

	17,462	15,501	2,899	2,891	20,339	18,381	-9.6
Income between areas	-165	-154			-165	-154

Operating income	17,297	15,347	2,899	2,891	20,174	18,227	-9.7

*     After eliminations.

Table 4. Geographical breakdown of operating results before taxation

	Insurance		Banking		Total		%
	operations		operations				change
In EUR x million	2002	2003	2002	2003	2002	2003
	First quarter		first quarter		first quarter
The Netherlands	303	303	418	357	721	660	-8.5
Belgium	24	23	101	189	125	212	69.6
Rest of Europe	43	41	57	-28	100	13	-87.0
North America	326	161	-23	33	303	194	-36.0
South America	30	15	-45	16	-15	31	n.a.
Asia	60	55	31	21	91	76	-16.5
Australia	19	26	8	12	27	38	40.7
Other	-25	-12	-1	-4	-26	-16	n.a.

Operating result before taxation	780	612	546	596	1,326	1,208	-8.9

Additional information and a discussion of business performance by country and geographical area can be found on pages 8-10 (insurance) and 14 (banking).

Detailed discussion of the first quarter 2003 results

On the following pages, more detailed information on the first quarter 2003 results will be given. After a discussion of the Group figures, the results will be viewed from two different reporting angles: the regulatory angle insurance/banking and the managerial angle of Executive Centres. Additional information can be found in the appendices.

As stated before: To enable a clear perspective on the business performance, all further figures given in this press release will be exclusive of realised capital gains on shares in the first quarter 2002 and the negative revaluation reserve shares in the first quarter 2003.

1.     Group result

Income

Total income decreased by 9.7% from EUR 20,174 million to EUR 18,227 million. Organically however, total income grew by 4.2% in spite of difficult market circumstances (insurance +4.5%, banking +2.6%).

Efficiency

Total expenses decreased by 8.0% from EUR 3,432 million to EUR 3,159 million. Organically, the decrease was 1.6%, which is a good result given the 4.2% organic growth of total operating income and the sharp increase in pension costs (+EUR 23 million). This development clearly shows that ongoing cost control, restructuring and integration are paying off.

The total number of staff (full-time equivalents) decreased by 600 from 116,200 at year-end 2002 to 115,600 at the end of March 2003. Ongoing restructuring, integration and cost containment programmes led to a reduction of the workforce in banking units within ING Europe and insurance units within ING Americas (mainly US and Chile). ING Direct and ING Antai (Taiwan) each added some 400 staff to handle the strong growth of their businesses.

Profit

Operating net profit decreased by 3.1% to EUR 902 million. Profit per share was 5.1% lower at EUR 0.46.

Operating profit before taxation decreased by 8.9% to EUR 1,208 million. The effective tax rate eased from 24.1% to 19.4%.

Currency rate fluctuations

During the reporting period, the value of the euro strengthened against most currencies. This negatively impacted the increase in operating net profit by EUR 60 million in spite of EUR 25 million in net profit from the dollar hedge. ING has hedged the (expected) profits of its insurance operations in the US for the years 2003 and 2004 at an EUR/USD exchange rate of 0.920 and 0.922 respectively.

Return on equity

The operating net return on equity increased from 17.4% in the full year 2002 to 20.4% in the first quarter 2003. The increase is due to a decrease in shareholders’ equity. The return on equity of the insurance operations was 19.5% against 18.6% for the full year 2002. The return on equity of the banking operations increased from 6.5% in the full year 2002 to 11.7% in the first quarter 2003. The risk-adjusted return on capital (RAROC) of ING’s banking operations was 18.8% compared to 13.2% for the full year 2002 (pre-tax and excluding ING Direct).

Results first quarter 2003 versus fourth quarter 2002

Operating net profit increased by 25.3%. As ING experienced an exceptionally low tax rate in the fourth quarter of 2002, the increase in the total result before tax was even higher at 36.8%.

Operating net profit of the insurance operations dropped by 25.3% in the absence of a number of one-off items that were included in the fourth quarter 2002 result. In addition, the impact of exchange rate fluctuations swung to negative. Excluding one-offs and exchange rate fluctuations, net profit increased modestly as results in the Netherlands were up and North America reported a lower result.

The banking operations surged from EUR 45 million to EUR 398 million. Risk cost decreased strongly and other income was substantially higher.

2.1 Insurance operations

Operating net profit

Operating net profit from insurance was 13.4% lower at EUR 504 million. This drop in results can mainly be explained by lower stock markets, lower interest rates, lower demand following from weakening consumer confidence and the stronger euro. In line with management expectations, the result of the US life operations was substantially below the good first quarter 2002. Investment losses1 amounted to EUR 103 million against EUR 92 million a year ago. Realised capital gains on real estate investments were EUR 34 million (after tax) against EUR 28 million in the first quarter of 2002.

Table 5. Premium income and pre-tax operating result of the insurance operations

	First quarter	First quarter	%	% organic
in EUR x million	2002	2003	change	change

Premium income	14,140	12,550	–11.2	5.3
Life insurance	11,799	10,359	–12.2	4.4
Non-life insurance	2,341	2,191	–6.4	9.2

Operating result before taxation	780	612	–21.5	–16.3
Life insurance	660	445	–32.6	–30.6
Non-life insurance	120	167	39.2	68.7

Premium income

The economic situation worldwide slowed down growth in most of ING’s markets. Against this background the organic increase in total premium income of 5.3% is satisfactory. Premium income from Guaranteed Investment Contracts (GICs) in the US, which were up 20% in US dollar terms, contributed strongly to the increase in premiums. Growth in life premiums in the Netherlands was better than expected. So was life premium growth in local currencies in several countries in Asia. Non-life premiums rose organically by 9.2% reflecting higher sales worldwide. Life premiums made up 83% of total premium income.

Expenses

Stringent cost control as well as cost reductions from restructuring and integration projects in progress led to a organic decrease in total expenses by 1.5%. Higher pension costs were the main driver of the 2.7% increase in expenses in the Netherlands. Total expenses of the operations in the US were lowered by 9%. The decrease reflects the successful completion of various integration and restructuring projects in 2002.

Operating result before taxation

The operating result before taxation decreased by 21.5% to EUR 612 million. The stronger euro impacted the pre-tax result by EUR 56 million in spite of a EUR 35 million gain from the US dollar hedge. Realised capital gains on real estate investments amounted to EUR 54 million against EUR 43 million a year ago.

Combined ratio

The combined ratio of the non-life operations improved from 98% in the first quarter 2002 to 97%.

[1] In order to increase transparency, investment losses of the insurance operations will be specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

Table 6. Geographical breakdown of premium income and operating result before taxation from insurance activities

	Premium income			Operating result before taxation
	First	First	%	First	First	%
	quarter	quarter	organic	quarter	quarter	organic
In EUR x million	2002	2003	change	2002	2003	change

The Netherlands	2,346	2,577	10.1	303	303	0.0
Belgium	744	760	2.1	24	23	–4.2
Rest of Europe	363	344	–2.0	43	41	–2.7
North America	8,785	6,998	–0.8	326	161	–47.9
South America	190	111	5.0	30	15	–28.8
Asia	1,244	1,473	39.8	60	55	–7.3
Australia	505	334	–28.2	19	26	53.0
Other	–37	–47	–0.2	–25	–12	51.8

Total	14,140	12,550	5.3	780	612	–16.3

The Netherlands

Life premiums in The Netherlands increased by 14.6% to EUR 1,674 million. The improvement is mainly due to higher sales of individual single premiums. Non-life premium income rose moderately by 2.5% to EUR 903 million on the back of higher premiums in Fire and Motor.

The life result in the Netherlands decreased by EUR 34 million to EUR 240 million (–12.4%). The decrease follows primarily from measures to strengthen the capital base of ING Groep N.V. (the transfer of assets to ING Bank and an additional pay-out to ING Group), lower interest rates and lower dividends on shares. The result on mortality improved and realised capital gains on real estate investments were higher.

The result from non-life business more than doubled from EUR 29 million a year ago to EUR 63 million. The increase reflects higher results in Motor and Loss of Income/Accident as a consequence of a release of a technical provision and an improved claims ratio.

Belgium

Life premium income in Belgium improved slightly by 1.2% to EUR 663 million. Universal life premiums increased but unit-linked premiums were sharply lower. The life result decreased by EUR 3 million to EUR 18 million (–14.3%) due to a lower result in Group life and the shift in market demand to lower margin products in Individual life.

The non-life result increased by EUR 2 million to EUR 5 million, mainly as a result of a better claims ratio and higher investment income.

Rest of Europe

Difficult market circumstances in ING’s other European markets caused life premiums to contract by 2.5% organically to EUR 333 million. The decrease was strongest in Italy. The life result was EUR 3 million lower at EUR 39 million. The operations in Poland, Greece, Hungary and Romania posted higher life results, but these increases were not enough to offset the result decreases in Spain, Italy and the Czech Republic.

United States

At constant exchange rates, the pre-tax operating result from the insurance operations in the United States was EUR 62 million compared to EUR 207 million a year ago (–70.0%). Excluding financing costs, the 2003 first quarter results were EUR 150 million. The continuing impact of the weak economy and financial markets overshadowed favourable reinsurance experience and lower expense levels due to ongoing successful cost control. Expenses were 9.0% lower, organically. Lower interest rate levels and increased prepayments on mortgage securities substantially reduced yields on new investments. Gross investment losses totalled EUR 97 million equalling 59 basis points (annualised) of the total fixed interest investment portfolio compared to 80 basis points for the full year 2002. This level is in line with expectations and lower than in the fourth quarter 2002. The losses are due in large part to the airline sector. Lower levels of equity-linked assets under management resulted in lower fee revenues and accelerated DAC unlocking. Taken together, these two factors caused a EUR 54 million decrease in results as compared to the first quarter 2002.

Table 7. Premium income in the US by product line

					%
	First quarter		First quarter		organic
in EUR x million	2002		2003		change

- Life	629		545		6.9
- Fixed annuities	1,053		286		–66.5
- Variable annuities	1,187		866		–10.5
- Employee Benefits	201		174		6.8
- Defined Contribution	2,380		2,095		8.6
- Rollover Payout	71		49		–14.9

ING US Financial Services		5,521		4,015	–10.3
- Individual reinsurance	218		208		17.7
- Group reinsurance	73		36		–39.2
- Institutional Markets (GICs)	1,615		1,570		19.9

ING US Institutional Business		1,906		1,814
- Other		11		2

Total life premiums		7,438		5,831	–3.3
Non-life premiums		223		200	10.6

Total US premium income		7,661		6,031	–2.9

Premium income in the US, excluding GIC premiums, decreased by 9.0% at constant exchange rates due to the effect of a depressed interest rate environment and adverse market conditions. Fixed annuity premiums declined 66.5% due to a sharp decline in consumer demand and aggressive competitor actions. ING US Financial Services is continuing to price fixed annuity business for satisfactory returns of more than 10%. In the first quarter of 2003, fixed annuity spreads on new business were 130 basis points. Defined contribution life premiums increased 8.6% on new product introductions and product enhancements. GIC premiums increased 19.9% primarily due to short-term contract rollovers.

Canada

The Canadian operations reported a pre-tax operating result of EUR 13 million, EUR 9 million better than a year ago. The increase is mainly associated with favourable loss ratios for the winter months as well as business growth. The combined ratio improved to 106.7% from 108.5% a year ago. Premium income in Canada increased by 9.1% (at constant exchange rates) to EUR 419 million, primarily due to higher premiums in commercial lines.

Mexico

The pre-tax operating result in Mexico increased to EUR 57 million from EUR 43 million a year ago (at constant exchange rates). The improvement was driven by favourable loss ratios in Motor and premium income growth at ING Comercial America, which posted a 39% increase in its operating result (at constant exchange rates).

South America

At constant exchange rates, the pre-tax result in South America decreased by EUR 6 million to EUR 15 million. The decrease is mainly due to lower results in Argentina and the deconsolidation of ING Fatum (Netherlands Antilles).

Australia

In Australia, the operating result increased by 36.8% to EUR 26 million. The increase is especially satisfactory given the fact that the first quarter result 2002 still included 100% of the former ING life and mutual fund operations which were transferred to the wealth management joint venture formed with ANZ in May, 2002 (51% ING; 49% ANZ). Continuing efforts to control expenses in the integrated business have more than offset lower fees from assets under management due to lower stock markets as well as unfavourable claims experience. The result of the non-life joint venture with QBE in Australia also increased due to firmer pricing and favourable claims experience.

Asia

Excluding currency effects, Taiwan’s premiums were 17% higher than the same quarter last year. The pre-tax operating result showed a slight increase. Tight expense control has helped to mitigate the effects of lower interest rates.

In Japan, premiums in ING Life’s businesses increased 71% in local currency. The pre-tax operating result increased primarily due to lower expenses across all business units. However, low interest rates are exerting a downward pressure on the result.

The life operations in South Korea achieved a 62% rise in premium income. The pre-tax operating result decreased following the transfer of the shareholding in Kookmin Bank to the banking operations and expenses doubled due in part to expenses for branding campaign and sales promotion.

Elsewhere in the region, premium growth remained strong in local currencies led by India (more than tripled), Thailand (+75%), China (+24%) and Hong Kong (+24%). Results of the start-up life insurance companies in India, China and Thailand are generally meeting expectations.

2.2. Banking operations

Operating net profit

Operating net profit of the banking operations grew strongly by 14.0% from EUR 349 million in the first quarter 2002 to EUR 398 million. Compared to the fourth quarter 2002 result of EUR 45 million, the increase in operating net profit was even EUR 353 million.

Table 8. Operating result before taxation of the banking operations

	First quarter	First quarter	%
in EUR x million	2002	2003	change

Interest result	1,772	1,969	11.1
Income from securities and participating interests	87	0	–100.0
Commission	716	597	–16.6
Results from financial transactions	241	234	–2.9
Other results	83	91	9.6

Total income	2,899	2,891	–0.3
Personnel expenses	1,236	1,153	–6.7
Other expenses	817	817	0.0

Total expenses	2,053	1,970	–4.0
Gross result	846	921	8.9
Additions to the provision for loan losses	300	325	8.3

Operating result before taxation	546	596	9.2
Efficiency ratio *	68.2%	66.6%

*	Excluding ING Direct.

Operating result before taxation

The operating result before taxation of the banking operations increased by EUR 50 million (+9.2%) to EUR 596 million despite EUR 25 million higher additions to the provision for loan losses. The gross result – i.e. result before loan loss provisioning – rose by EUR 75 million (+8.9%). The increase was entirely caused by EUR 83 million or 4.0% lower expenses. Total income decreased slightly by EUR 8 million or 0.3%. Lower commission and lower income from securities and participating interests were to a large extent compensated by higher interest results. Both income and expenses were affected by the appreciation of the euro against most currencies. Excluding currency fluctuations and acquisitions (Toplease and ING Vysya Bank), income rose by 2.6%, while expenses decreased by 1.6%. Most banking units reported improved results before taxation. The results of ING BHF-Bank and ING Bank Slaski, however, decreased due to the poor economic conditions in both Germany and Poland.

First quarter 2003 versus fourth quarter 2002

Compared to the very low result in the fourth quarter 2002 (EUR 111 million) the operating result before taxation increased by EUR 485 million. Income increased by EUR 337 million on the back of a strong recovery of other income components. The interest result and commission were slightly lower than in the fourth quarter 2002. Risk costs decreased by EUR 185 million from an exceptionally high level in the fourth quarter 2002 (mainly due to National Century Financial Enterprises in the US).

Interest result

The interest result increased substantially by EUR 197 million (+11.1%) to EUR 1,969 million due to a EUR 28 billion higher average balance sheet total and an improvement of the interest margin to 1.63% compared to 1.56% in the first quarter last year. The widening of the interest margin can mainly be attributed to improved product margins and the strong growth in retail savings.

Bank lending

At the end of March 2003, bank lending was EUR 2.5 billion or 0.9% lower compared to year-end 2002. The contraction was largely caused by the stronger euro. Corporate bank lending was EUR 3.6 billion lower. Personal lending rose by EUR 1.1 billion. The increase of EUR 2.5 billion in residential mortgages (of which ING Direct EUR 1.2 billion) was partially offset by a decrease in retail current accounts.

Funds entrusted

Fund entrusted to and debt securities of the banking operations rose by EUR 13.3 billion or 4.2% to EUR 333.1 billion to a large extent caused by the continued strong growth of ING Direct.

Income from securities and participating interests

Income from securities and participating interests dropped by EUR 87 million to nil. This strong decrease is mainly attributable to ING BHF-Bank, ING Belgium and ING Real Estate. In the fourth quarter 2002 this line was EUR 88 million negative.

Commission

Securities commission dropped by EUR 60 million (–28.7%) caused by the sharp fall of the stock markets and the reluctance of (private) clients to invest in securities. These factors also led to a decline in management fees (–20.2%) and brokerage and advisory fees (–23.2%). Funds transfer commission remained at the same level. The 12.1% increase in insurance broking commission reflects increased sales at ING Belgium. Compared to the last quarter 2002, total commission decreased by EUR 25 million.

Table 9. Commission

	First quarter	First quarter	%
in EUR x million	2002	2003	change

Funds transfer	150	148	–1.3
Securities	209	149	–28.7
Insurance broking	33	37	12.1
Management fees	183	146	–20.2
Brokerage and advisory fees	56	43	–23.2
Other	85	74	–12.9

Total	716	597	–16.6

Results from financial transactions

On balance, results from financial transactions decreased by EUR 7 million but there are strong fluctuations between the separate lines, which are to a large extent interrelated. Result from securities trading rose by EUR 17 million. ING Belgium reported a strong increase due to very good Financial Markets results, but this increase was largely undone by a lower result from securities trading in Sao Paulo. Compared to the last quarter 2002, result from securities trading moved from a loss of EUR 124 million to a profit of EUR 147 million. Currency trading resulted in a loss of EUR 6 million against a profit of EUR 126 million a year ago. The decrease is mainly due to the international wholesale banking units, especially in Mexico. However, the decrease was compensated by higher related results on derivatives. ING Belgium also reported a lower currency trading result. The other result from financial transactions (including the results from derivatives trading) improved from a loss of EUR 15 million a year ago to a profit of EUR 93 million this year, mainly due to ING Belgium and Mexico.

Table 10. Results from financial transactions

	First quarter	First quarter	%
in EUR x million	2002	2003	change

Result from securities trading portfolio	130	147	13.1
Result from currency trading portfolio	126	–6	n.a.
Other	–15	93	n.a.

Total	241	234	–2.9

Other results

Other results amounted to EUR 91 million, an increase of EUR 8 million (+9.6%). Compared to the negative other results in the fourth quarter 2002 (among others caused by some substantial one-off losses in securities brokerage and car leasing), the increase was even EUR 106 million.

Total expenses

Total expenses decreased by EUR 83 million (-4.0%). If currency exchange rate fluctuations and the consolidation of Toplease and ING Vysya Bank are excluded, expenses decreased by EUR 31 million (–1.6%). Also abstracted from the further expansion of ING Direct (on comparable exchange rates expenses rose by EUR 31 million) the decrease was 3.4% reflecting the progress made in reducing the cost base.

Despite the impact of the collective labour agreement and higher pension costs mainly in the Netherlands, total personnel expenses decreased by EUR 83 million (–6.7%). The decrease follows from lower bonus accruals, lower expenses for third-party staff and a change in the staff composition. Total other expenses remained unchanged compared to the first quarter 2002, in spite of increased expenses for ING Direct.

Efficiency ratio

Excluding the expanding ING Direct operations, the efficiency ratio (total expenditure, excluding the addition to the provision for loan losses, as a percentage of income) improved from 68.2% in the first quarter 2002 to 66.6% in the first quarter 2003 (including ING Direct 68.1%). The full year 2002 efficiency ratio (excluding ING Direct and the restructuring provision for international wholesale banking) was 71.0%.

Risk costs

ING Bank added in the first quarter 2003 an amount of EUR 325 million to the provision for loan losses, up EUR 25 million compared to the same quarter last year but EUR 185 million below the level of the fourth quarter 2002. Loan loss provisioning equalled 54 basis points (annualised) of average credit risk weighted assets against 59 basis points for the full year 2002.

Risk Adjusted Return on Capital

The Risk adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

Table 11. RAROC banking operations, excluding ING Direct

		RAROC (pre-tax)		Economic capital
				in EUR x billion
	Full year	First quarter	Full year	First quarter
	2002*	2003	2002*	2003

MC Netherlands	38.4%	39.3%	4.7	4.7
MC South West Europe	17.0%	28.7%	3.4	3.0
MC Germany	-3.5%	-0.5%	1.4	1.4
MC Central Europe	9.5%	14.4%	1.0	0.8
MC UK/Americas/Asia	-0.4%	4.9%	3.1	2.5
Other	-64.9%	-50.8%	0.8	0.9
Total banking operations	13.2%	18.8%	14.5	13.3
Wholesale	10.1%	16.5%	11.8	10.8
Retail	26.4%	28.5%	2.7	2.5

*	Restated following a redefinition of the corporate line.

The overall (pre-tax) RAROC figure of ING’s banking operations was 18.8%, a strong improvement compared to the first quarter 2002 (16.1%) and the full year 2002 (13.2%) and above the hurdle of 18.5%. The improvement was mainly caused by a lower economic capital, notably for market risk and business risk. Compared to full year 2002, the RAROC of the wholesale activities improved by 6.4%-point to 16.5%. The already good RAROC performance of the retail activities improved further from 26.4% in 2002 to 28.5% in the first quarter 2003.

Capital adequacy

The tier-1 ratio of ING Bank N.V. was 7.27% at the end of March 2003 (year-end 2002: 7.31%). The solvency ratio (BIS ratio) was 10.78% against 10.98% at year-end 2002. Total risk weighted assets increased from EUR 247.3 billion at the end of December 2002 to EUR 250.1 billion at the end of March 2003. In April 2003, USD 1.0 billion subordinated loans were issued. This issue will have a positive impact on the solvency ratios.

Table 12. Geographical breakdown of operating income and operating result before taxation from banking activities

	Operating income			Operating result before taxation

	First	First		First	First
	quarter	quarter	%	quarter	quarter	%
in EUR x million	2002	2003	change	2002	2003	change

The Netherlands	1,277	1,288	0.9	418	357	–14.6
Belgium	495	588	18.8	101	189	87.1
Rest of Europe	754	671	–11.0	57	–28	–149.1
North America	152	183	20.4	–23	33	n.a.
South America	77	29	–62.3	–45	16	n.a.
Asia	118	103	–12.7	31	21	–32.3
Australia	24	29	20.8	8	12	50.0
Other	2	0		–1	–4

Total	2,899	2,891	–0.3	546	596	9.2

Geographical breakdown

The operating result before taxation in the Netherlands decreased by 14.6%, due to higher pension costs, the impact of a new collective labour agreement and increased risk costs. Income rose slightly by 0.9%. The result in Belgium rose sharply by 87.1%, supported by strong results in Financial Markets activities combined with lower expenses. The performance in the Rest of Europe, especially in Germany and Poland, was disappointing. Lower income and higher risk costs were only partly compensated by lower expenses. For the first time since first quarter 2000, pre-tax result in North America was positive (EUR 33 million). Especially ING Direct contributed to the improvement. The result in South America improved considerably due to lower risk costs (in first quarter 2002 high due to Argentina provisioning) and lower expenses, despite the drop in income. Pre-tax result in Australia increased (mainly due to ING Direct), while the result in Asia was lower, but still positive.

3. Results by Executive Centre

Table 13. Operating result before taxation by Executive Centre

	First quarter	First quarter	%
in EUR x million	2002	2003	change

ING Group	1,326	1,208	–8.9
- ING Europe	929	1,014	9.1
- ING Americas	346	166	–52.0
- ING Asia/Pacific	77	82	6.5
- Other	–26	–54

ING Europe

ING Europe not only includes all of ING’s operations in Europe, but also the ING Direct businesses in Australia, Canada and the United States and the wholesale banking businesses outside Europe. As of 2003 the asset management business units ING Real Estate, Baring Asset Management, ING Trust, Parcom and Baring Private Equity Partners (previously part of ING Asset Management) are also included in ING Europe. The 2002 results per executive centre have been restated accordingly.

The improvement in the operating result of ING Europe is fully attributable to the higher interest result and lower expense level of the banking operations. Banking did well in ING Direct and the Management Centre South West Europe (ING Belgium). The banking operations in the Management Centres Germany (ING BHF-Bank) and Central Europe are lower. Compared to the fourth quarter 2002, results are recovering but they have not reached the targeted level yet. Insurance reported a lower operating result, mainly because of a decrease in investment income following the transfer of capital to ING Groep N.V. The results from the newly included asset management businesses increased strongly by 36.8% to EUR 78 million. The increase reflects the good performance of ING Real Estate and lower expenses across all the business units.

After reaching profitability in the fourth quarter 2002, ING Direct made a positive pre-tax result of EUR 7 million in the first quarter 2003. This result was (again) better than planned and is a strong improvement over the loss of EUR 46 million in the first quarter 2002. The continued strong growth in funds entrusted and client base combined with the current steep yield curve led to a substantial increase in income, exceeding the rise in expenses. The operations in Canada, Australia, the US and (for the first time) Spain reported profits.

Table 14. ING Direct

	Number of clients			Funds entrusted
	x 1,000			in EUR x billion

	Year-end	End of March	%	Year-end	End of March	%
	2002	2003	change	2002	2003	change

Canada	684	749	9.5	5.1	5.9	15.7
Spain	610	669	9.7	6.0	7.5	25.0
Australia	475	540	13.7	4.1	4.7	14.6
France	270	283	4.8	6.3	7.0	11.1
USA	864	987	14.2	8.9	10.7	20.2
Italy	244	318	30.3	4.5	6.0	33.3
Germany	1,894	2,423	27.9	20.3	27.5	35.5

Total	5,041	5,969	18.4	55.2	69.3	25.5

ING Americas

ING Americas’ operating result before taxation was in line with management expectations at EUR 166 million compared to the good result of EUR 346 million in the first quarter 2002 (–52.0%). Excluding the effect of the strengthening of the euro, the pre-tax result was EUR 131 million lower than last year. The impact of the stronger euro on the result of ING Americas, especially in the US and Mexico, was partially offset by a gain on the US dollar hedge. The operations in the US were under pressure from the weak US economy resulting in lower investment yields, accelerated amortisation of deferred acquisition costs and lower revenues on assets under management. This was partially offset by lower expense levels and a positive reinsurance mortality experience. Investment losses were higher than a year ago but in line with expectations. The result in Latin America increased by 16.5% organically fuelled by strong results from Motor in Mexico.

ING Asia/Pacific

The pre-tax operating result of ING Asia/Pacific improved 6.5% to EUR 82 million. Excluding the effect of the strengthening euro, the pre-tax operating result increased 11%. The operating result before tax in Australia and Japan were higher as explained earlier. The South Korean operations reported a lower result mainly due to lower dividends from Kookmin Bank following the transfer of the shares to the banking operations. Excluding Australia, gross written premiums in local currency increased 40%. Controlling expenses remained a high priority. However, the effects of the low interest rate environment — record lows in the case of Japan, Taiwan and South Korea — continue to exert downward pressure on results. Greenfield (start-up) and related losses have been reduced from the prior year reflecting in part ING’s decision to exit certain businesses and focus on strategically important operations. The recently established operations in China and India are meeting expectations.

The accounting principles applied in this document correspond with those applied in ING Group’s Annual Accounts 2002. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Appendices

1.	Key figures

2.	Consolidated profit and loss account

3.	Consolidated balance sheet and changes in shareholders’ equity

4.	Quarterly results and condensed consolidated statement of cash flows

5.	Additional information: operating realised capital gains on real estate and bank lending

6.	Assets under management

7.	Information for shareholders

Appendix 1. Key figures

					First	First
					quarter	quarter
	1999	2000	2001	2002	2002*	2003*

Balance sheet (EUR x billion)
Total assets	492.8	650.2	705.1	716.4	748.7	732.9
Investments	195.8	277.2	307.4	297.6	324.7	308.6
Lending	201.8	246.8	254.2	284.4	272.3	281.9
Insurance provisions	107.5	200.2	214.0	195.8	221.0	194.9
Shareholders’ equity	34.6	25.3	21.5	18.3	22.8	17.5
Results (EUR x million)
Income insurance operations
Premium income	22,412	29,114	50,460	52,284	14,140	12,550
Income from investments, commission and other income	7,308	9,193	12,617	13,053	3,157	2,797

	29,720	38,307	63,077	65,337	17,297	15,347
Income banking operations
Interest	5,652	5,786	6,072	7,646	1,772	1,969
Commission	2,856	3,630	2,765	2,615	716	597
Other income	1,368	1,886	2,274	940	411	325

	9,876	11,302	11,111	11,201	2,899	2,891
Total income	39,584	49,568	74,163	76,521	20,174	18,227
Total expenditure	35,203	43,801	68,422	70,880	18,848	17,019
Operating result before taxation
Insurance operations	2,400	3,162	3,571	4,173	780	612
Banking operations	1,981	2,605	2,170	1,468	546	596

Total	4,381	5,767	5,741	5,641	1,326	1,208
Operating net profit	3,229	4,008	4,252	4,253	931	902
Net profit	4,922	11,984	4,577	4,500	1,136	167
Net profit available for ordinary shares	4,901	11,963	4,556	4,479	1,131	162
Figures per ordinary share of EUR 0.24 nominal value
Operating net profit	1.68	2.09	2.20	2.20	0.48	0.46
Net profit	2.56	6.27	2.37	2.32	0.59	0.08
Distributable net profit	1.84	2.56	2.20	2.20	0.59	0.08
Diluted net profit	2.52	6.18	2.35	2.32	0.59	0.08
Dividend	0.82	1.13	0.97	0.97
Dividend pay-out ratio	44.4	43.9	44.1	44.1
Shareholders’ equity	17.90	13.04	11.03	9.14	11.71	8.79
Diluted shareholders’ equity	17.65	12.86	10.92	9.14	11.69	8.79
Employees
Average number of staff	86,040	92,650	111,998	113,056	112,536	115,603
Full time equivalents, end of period	88,931	108,965	113,143	116,215	113,242	115,583

*	Excluding capital gains/negative value adjustments shares

Appendix 2. Consolidated profit and loss account*

	Insurance		Banking		Total*		% change
	operations		operations
in EUR x million	2002	2003	2002	2003	2002	2003
	first quarter		first quarter		first quarter

Premium income	14,140	12,550			14,140	12,550	–11.2
Income from investments of the insurance operations	2,636	2,273			2,624	2,246	–14.4
Interest result banking operations			1,772	1,969	1,762	1,985	12.7
Commission	355	326	716	597	1,071	923	–13.8
Other income	166	198	411	325	577	523	–9.4

Total operating income	17,297	15,347	2,899	2,891	20,174	18,227	–9.7
Underwriting expenditure	14,686	13,170			14,686	13,170	–10.3
Other interest expenses	360	273			338	262	–22.5
Total expenses	1,379	1,189	2,053	1,970	3,432	3,159	–8.0
Additions to the provision for loan losses/investment losses**	92	103	300	325	392	428	9.2

Total operating expenditure	16,517	14,735	2,353	2,295	18,848	17,019	–9.7
Operating result before taxation	780	612	546	596	1,326	1,208	–8.9
Taxation	179	89	141	145	320	234	–26.9
Third-party interests	19	19	56	53	75	72	–4.0

Operating net profit	582	504	349	398	931	902	–3.1
Operating net profit	582	504	349	398	931	902	–3.1
Capital gains/neg. val. adj. shares	205	–613		–122	205	–735

Net profit	787	–109	349	276	1,136	167	–85.3

*	Including intercompany eliminations.

**	In order to increase transparency, investment losses of the insurance operations will be specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

Appendix 3. Consolidated balance sheet

in EUR x million	31 December 2002	31 March 2003	% change
Assets
Tangible fixed assets	1,415	1,358	–4.0
Participating interests	2,883	2,974	3.2
Investments	297,581	308,583	3.7
Lending	284,448	281,879	–0.9
Banks	45,682	55,353	21.2
Cash	11,421	9,539	–16.5
Other assets	51,186	49,537	–3.2
Accrued assets	21,754	23,658	8.8

Total	716,370	732,881	2.3
Equity and liabilities
Shareholders’ equity	18,254	17,543	–3.9
Preference shares of Group companies	2,146	2,065	–3.8
Third-party interests	1,959	1,925	–1.7

Group equity	22,359	21,533	–3.7
Subordinated loan	2,412	2,344	–2.8

Group capital base	24,771	23,877	–3.6
General provisions	3,489	3,444	–1.3
Insurance provisions	195,831	194,878	–0.5
Funds entrusted to and debt securities of the banking operations	319,824	333,108	4.2
Banks	96,267	100,263	4.2
Other liabilities	65,397	67,019	2.5
Accrued liabilities	10,791	10,292	–4.6

Total	716,370	732,881	2.3

Changes in shareholders’ equity
Shareholders’ equity as per 31 December 2001/2002		21,514	18,254
in EUR x million
Net profit / Operating net profit		4,500	902
Revaluations (after tax)		–3,444	–1,368
Realised capital gains transferred to P&L account		–1,040
Write-off of goodwill		–1,176	–9
Exchange rate differences		–1,041	–229
Exercise of warrants and stock options		–2
Changes in ING Groep N.V. shares held by group companies		822	–7
Dividend paid		–1,969
Other		90
Shareholders’ equity as per 31 December 2002/31 March 2003		18,254	17,543

Appendix 4. Quarterly results*

	2002	2002	2002	2002	2003
in EUR x million	Q1	Q2	Q3	Q4	Q1

Life	660	697	600	646	445
Non-life	120	154	167	126	167

Total insurance operations	780	851	767	772	612
Total banking operations	546	537	274	111	596

Operating result before taxation	1,326	1,388	1,041	883	1,208
Operating net profit	931	1,013	769	720	902
of which:
Insurance operations	582	661	620	675	504
Banking operations	349	352	149	45	398
Operating net profit per ordinary share	0.48	0.52	0.40	0.37	0.46

*	Excluding capital gains/negative value adjustments shares.

Condensed consolidated statement of cash flows

	2002	2003
in EUR x million	first quarter	first quarter

Net cash flow from operating activities	23,909	6,369
Investments and advances:
- participating interests	–1,116	–208
- investments in shares and property	–2,195	–1,365
- investments in fixed-interest securities	–75,038	–87,357
- other investments	–32	–89
Disposals and redemptions:
- participating interests	17
- investments in shares and property	2,056	1,373
- investments in fixed-interest securities	62,549	69,988
- other investments	42	17
Net investment for risk of policyholders	–1,610	–960

Net cash flow from investing activities	–15,327	–18,601
Subordinated loans of Group companies	834	–171
Bonds, loans taken up and deposits by reinsurers	–198	–87
Private placements of ordinary shares	–24	11
Purchase of shares ING Groep N.V.		–16
Cash dividends	–8

Net cash flow from financing activities	604	–263
Net cash flow	9,186	–12,495
Cash at beginning of year	4,681	21,030
Exchange rate differences	–191	904

Cash at end of period	13,676	9,439

Appendix 5. Additional information

Specification of realised capital gains on real estate

	2002	2003	%
in EUR x million	first quarter	first quarter	change

Life insurance	40	51	27.5
Non-life insurance	3	3

Total before taxation	43	54	25.6
Taxation/third parties	15	20	33.3

Total after taxation	28	34	21.4

Bank lending

	31 December	31 March	%
in EUR x billion	2002	2003	change

- Public authorities	14.2	11.6	-18.3
- Other corporate	162.0	161.0	-0.6

Total corporate	176.2	172.6	-2.0
- Mortgages	92.5	95.0	2.7
- Other personal	15.7	14.3	-8.9

Total personal	108.2	109.3	1.0
Total bank lending	284.4	281.9	-0.9

Appendix 6. Assets under management

Assets under management by client category

	Year-end	31 March	%
in EUR x billion	2002	2003	change

Mutual funds	161.1	149.8	–7.0
Institutional clients	128.9	126.9	–1.6

Third parties	290.0	276.7	–4.6
For own account	159.0	156.1	–1.8

Total	449.0	432.8	–3.6
Share of third parties	64.6%	63.9%

Assets under management by asset class

Assets under management by Executive Centre

	Year-end	31 March	%
in EUR x billion	2002	2003	change

EC Europe	235.1	230.6	–1.9
EC Americas	176.6	165.7	–6.2
EC Asia/Pacific	37.3	36.5	–2.1

Total	449.0	432.8	–3.6

Appendix 7. Information for shareholders

Shares and warrants
 The average number of shares used for the calculation of net profit per share for the first quarter 2003, was 1,964.1 million (1,923.8 million for the first quarter 2002). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of March 2003 was 1,992.9 million (including 29.7 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of March 2003 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.2405.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of March 2003 was 17.2 million.

In the first quarter 2003, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 817.4 million (purchases and sales). The highest closing price was EUR 17.30, the lowest EUR 8.70; the closing price at the end of March 2003 was EUR 10.60.

Listing
 The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Rating
 ING Groep N.V. and ING Verzekeringen N.V. were downgraded by Standard & Poor’s from AA- to A+ on 21 November 2002. Moody’s downgraded ING Groep N.V. and ING Verzekeringen N.V. from Aa2 to Aa3 on 8 April 2003. Both Moody’s and Standard & Poor’s reconfirmed the rating (respectively Aa2 and AA-) for ING Bank N.V. in the reporting year.

Important dates in 2003*:

•	23 May 2003: payment date final dividend 2002

•	14 August 2003: publication results first six months 2003

•	14 November 2003: publication results first nine months 2003

•	All dates shown are provisional.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

	By:	/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

	By:	/s/C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: May 15, 2003